September 23, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549, Stop 4631

Attention:	Rufus Decker, Accounting Branch Chief

Ernest Greene, Staff Accountant

Jeanne Baker, Assistant Chief Accountant

Re:	Shiloh Industries, Inc.
Form 10-K for the fiscal year ended October 31, 2008
Form 10-Q for the fiscal quarters ended January 31, 2009 and April 30, 2009
File Number 0-21964

Dear Mr. Decker:

Shiloh Industries, Inc. (the “Company”) is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated August 25, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2008 (the “2008 10-K”) and Forms 10-Q for the fiscal quarters ended January 31, 2009 and April 30, 2009.

Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the staff, we have repeated each of the staff’s comments before the response.

Form 10-K for the Fiscal Year Ended October 31, 2008

General

1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Response: The staff’s comment is noted. Where appropriate, the Company’s responses include the revised disclosures that will appear in future filings with the Commission beginning with the Company’s annual report on Form 10-K for the fiscal year ending October 31, 2009.

Securities and Exchange Commission

September 23, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 12

Revenue Recognition, page 12

2.	On page 11, you indicate that you blank and process steel for some of your customers on a toll-processing basis. Please revise your revenue recognition policy, here and in your notes to the financial statements, to discuss how revenue is recorded on a toll-processing basis.

Response: Regardless of a sale based on toll processing or a sale of a product made with Company-owned steel, revenue is recognized when the product is shipped to the customer. In future filings with the Commission, the Company will revise its disclosure concerning its revenue recognition policy in “Critical Accounting Policies” and in the Notes to the Company’s Consolidated Financial Statements to cover how revenue is recognized for toll processing. The Company’s disclosure will be similar to the following:

In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 104, the Company recognizes revenue both for sales from toll processing and for sales of products made with Company-owned steel, when there is evidence of a sales agreement, the delivery of goods has occurred, the sales price is fixed or determinable and collectability of revenue is reasonably assured. The Company records revenues upon shipment of product to customers and transfer of title under standard commercial terms.

3.	We note that price adjustments are recognized in the period when management believes that such amounts become probable, based on management’s estimates. Please revise your accounting policy to clarify what price adjustments you are referring to.

Response: In future filings with the Commission, the Company will describe the types of price adjustments that may occur. The Company’s disclosure will be similar to the following:

Price adjustments, including those arising from the resolution of quality issues, price and quantity discrepancies, surcharges for fuel and / or steel and other commercial issues, are recognized in the period when management believes that such amounts become probable, based on management’s estimates.

Deferred Tax Assets, page 12

4.

Please enhance your disclosure of your income taxes critical accounting policy to include a discussion of the material assumptions you made as well as the financial statement impact if actual results differ from the estimates made by management. Please describe the nature of the positive and negative evidence you considered in

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September 23, 2009

your determination of whether your deferred tax assets were recoverable and how that evidence was weighted. Refer to the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Response: In future filings with the Commission, the Company will enhance its disclosure of critical accounting policies concerning deferred tax assets. The Company’s disclosure will be similar to the following:

Deferred taxes are recognized at currently enacted tax rates for temporary differences between the financial reporting and income tax bases of assets and liabilities and operating loss and tax credit carryforwards. In assessing the realizability of deferred tax assets, the Company established a valuation allowance to record its deferred tax assets at an amount that is more likely than not to be realized. The Company assesses both positive and negative evidence when measuring the need for a valuation allowance. Evidence typically assessed includes the most recent historical performance of the operating unit in question and, to a lesser extent because of inherent uncertainty, the expectations of future profitability. The Company intends to maintain the valuation allowance against the deferred tax assets until such time that sufficient positive evidence exists to support realization of the deferred tax assets. While future projections for taxable income and ongoing prudent and feasible tax planning strategies have been considered in assessing the need for the valuation allowance, in the event the Company were to determine that it would be able to realize its deferred tax assets in the future in excess of their recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

In addition, the Company will disclose in its Form 10-K for the fiscal year ending October 31, 2009 that the benefit of its fiscal 2009 U.S. Federal net operating loss is fully realizable through the ability to carry back the loss and recover taxes paid in the prior two fiscal years. In the future, once the Company has fully utilized all of its carry-back potential in the U.S., to the extent that U.S. net operating losses still exist beyond future taxable income, a valuation allowance related to such remaining unused net operating losses may be required.

Pension and Other Post-retirement Costs and Liabilities, page 13

5.

On pages 13 and 39, you indicate that you changed your benchmark rate when determining the discount rate from Moody’s Aa Corporate Bonds to the Citigroup Pension Discount Curve and Liability Index. We note that this resulted in a 2%

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September 23, 2009

change in the discount rate. Please disclose the reason for the change from Moody’s Aa Corporate Bonds to the Citigroup Pension Discount Curve. Please also quantify the impact of this change on your pension and post-retirement expenses for the year ended October 31, 2008 and liabilities at October 31, 2008.

Response: The Company utilizes The Principal Financial Group (“Principal”) to provide actuarial and investment services for the Company’s defined benefit and defined contribution retirement plans offered to the employees of the Company. Among the services provided for fiscal year 2008 was advice concerning the selection of the discount rate that the Company selected for purposes of determining benefit and post-retirement obligations at October 31, 2008 and future pension and post-retirement expense for the following fiscal year.

The recommendation of Principal was that the Citigroup Pension Discount Curve and Liability Index (“Citigroup”) was more appropriate. Financial Accounting Standard No. 158, addresses the matching of plan-projected cash flows over the time of benefit payments at an interest rate of bonds whose term matches that cash flow time period. While the Moody’s Aa Corporate Bonds (“Moody’s”) is acceptable, the duration and bond selection in Moody’s did not sufficiently match the time period of cash flow of the Company’s benefit plans. The Citigroup index better matches that time period, and therefore, the Company used the Citigroup index.

A comparison of the defined benefit and post-retirement plan benefit obligations and expense is provided below (000’s omitted). The comparison includes the 8% discount rate that the Company used at October 31, 2008; 7%, which is the Moody’s rate at October 31, 2008; and the discount rate of 6%, representing the Moody’s rate used at October 31, 2007.

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September 23, 2009

Benefit Obligations	Defined Benefit Plans	Other Post-retirement Plans
@8%	$52,457	$484
@7%	$58,200	$533
@6%	$64,600	$582

Variances:
8% vs. 7%	$5,743	$49
8% vs. 6%	$12,053	$98

Expense for Fiscal 09
@8%	$2,920	$31
@7%	$3,220	$34
@6%	$3,490	$35

Variances:
8% vs. 7%	$300	$3
8% vs. 6%	$570	$4

Results of Operations, page 14

6.	On page 49, it appears that your fourth quarter results for fiscal 2008 were significantly lower than previous fiscal 2008 quarters. In addition, it appears that your fourth quarter has historically produced stronger results than the third quarter. Please discuss this significant downward trend related to the fourth quarter results of 2008. Please also discuss management’s intention in this regard.

Response: On page 14, the Company noted that after the conclusion of the work stoppages that adversely affected the second and third quarters of fiscal 2008, customer demand for automobiles and trucks declined significantly resulting in reduced car builds in North America and significantly lower sales and results for the Company. In future filings with the Commission, the Company will include disclosure concerning management’s intention similar to the following, when applicable:

During the fourth quarter period, the Company prepares its financial plan for the upcoming fiscal year and in the process of this planning, the Company began to prepare its response to the declining car builds forecast for fiscal 2009 that would result in a decline in sales by the Company. That response included freezing of wages of all personnel, suspension of the Company’s matching contribution for the 401-K plan, strict control of manpower planning in order to adjust the manpower levels to that which the forecast sales level could support and control of all variable spending. To preserve cash for capital spending, all projects were carefully limited to only essential requirements.

7.

In your discussion of gross profit, you indicate that there was a correction of certain errors caused by unsupported adjustments made by a former plant controller. You concluded that the effect of the correction on reported results of operations for each quarter of the fiscal years involved was not significant to the results of operations as previously reported and was not significant to the current year’s results. Please supplementally provide us with additional background

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September 23, 2009

information regarding these unsupported adjustments so that we may better assess your conclusion that these errors were not significant to any prior period or current year’s results. Ensure your SAB 99 materiality analysis explains how you determined that these errors were immaterial on both a quantitative and qualitative basis. Please ensure your response addresses all of the qualitative factors outlined in SAB 99 and that you assess materiality on each fiscal year and each quarter in each year that were impacted by the errors.

Response: We are providing for the supplemental information of the staff under separate cover information describing the review and analysis prepared by the Company and its advisers in August 2008 regarding the unsupported adjustments. These materials reflect the Company’s materiality analysis under SAB 99, and the judgment of the Company as to the immateriality of the matter. The Audit Committee of the Board of Directors and the Company’s auditors, Grant Thornton, concurred with that judgment.

Note 6 – Property, Plant and Equipment, page 33

8.	We note that you had construction in progress of $7.0 million as of October 31, 2008. Please tell us whether your liabilities as of October 31, 2008 included any payables or accruals for capital expenditures that had not been paid as of October 31, 2008. To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17c and 32 of SFAS 95 and revise your filing as necessary.

Response: At October 31, 2008, the accounts payable of the Company included $775,000 of liabilities for capital expenditures that had not been paid and this amount was properly excluded in determining the amount of capital expenditures reported in the Consolidated Statement of Cash Flows, Cash Flows from Investing Activities, in accordance with the requirements of Statement of Financial Accounting Standard (“SFAS”) No. 95. The comparable amounts of unpaid liabilities for capital expenditures were $118,000 and $379,000 at January 31, 2009 and April 30, 2009, respectively, which amounts were also properly excluded from the amounts of capital expenditures reflected in the statements of cash flows for those respective periods. The Company concluded that these amounts were not material and, as a result, did not disclose such amounts as supplemental information. In future filings with the Commission, the Company will make the appropriate disclosures required by SFAS No. 95 if such amounts are material.

Securities and Exchange Commission

September 23, 2009

Form 10-Q for the Quarterly Period Ended April 30, 2009

General

9.	Please address the above comments in your interim filings as well.

Response: To the extent applicable, the Company will address comments 1 through 8 in future interim filings with the Commission beginning with the Company’s Form 10-Q for the quarter ending January 31, 2010.

General

10.	Given that you have recorded asset impairments during the three and six months ended April 30, 2009, please provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities, if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please disclose information that enables users of your financial statements to assess inputs used to develop those measurements.

Response: In future filings with the Commission, the Company will include in its disclosure about the Liverpool Manufacturing Division asset impairment a statement that the assets were written down to zero value. The assets were worn machinery and equipment for which the Company had no further use. As a result of assigning zero value to these assets, the Company felt that the measurement of fair value as required by SFAS No. 157 was not meaningful. Furthermore, as the Company’s fiscal year end is October 31, the Company is not required to comply with the requirements of SFAS No. 157 with respect to nonfinancial assets such as those at the Liverpool Manufacturing Division until its fiscal year beginning November 1, 2009.

In the Asset Impairment and Restructuring Charges footnote, the Company will include disclosure similar to the following:

In March 2009, management presented to the Board of Directors a plan to cease the operations of the Company’s Liverpool Manufacturing Division as a result of reduced volumes. The plan included the relocation of certain machinery and equipment to another of the Company’s plants to service business that will continue. Assets that will not be relocated were impaired and a charge of $1,644 has been recorded to reduce the long-lived assets to their estimated fair value. The estimated fair value of the assets was zero because the assets (i) were worn machinery and equipment for which the Company had no further use and (ii) have a limited-use and limited value in a used equipment market.

Securities and Exchange Commission

September 23, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 16

General, page 15

11.	You indicate that your revenues are very dependent upon the North American production of automobiles and light trucks, particularly traditional domestic manufacturers, such as General Motors, Chrysler and Ford. On page 24, you also disclose that as a result of recent events, including the bankruptcy filing by Chrysler, that you are anticipating poor sales and low utilization of plant capacity for the upcoming third quarter period of fiscal 2009. We note that General Motors has also filed for bankruptcy and the plan involves the closing or idling of a significant number of plants and operations. Given that General Motors is your largest customer, please tell us the potential impact on your orders, profitability, asset recovery, debt compliance and liquidity of the bankruptcy filing of General Motors. Please also tell us whether the Chrysler and GM bankruptcies represented new triggering events under paragraph 28a of SFAS 142 and / or paragraph 8 of SFAS 144. If you do not consider these bankruptcies as separate triggering events under either guidance, please provide us with a comprehensive supporting analysis.

Response: The Company respectfully directs the Commission’s attention to the section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) entitled “Company’s Response to Current Economic Conditions Affecting the Automotive Industry.” In this section, the Company addresses the effects of the announced plant closings by Chrysler and General Motors and the anticipated effect that production shutdowns would have on the Company’s sales and, therefore, profitability. In the “Liquidity and Capital Resources” section of MD&A, the Company addresses the Chrysler and General Motors plant shutdowns and their anticipated effect on sales and profitability and the related effect on compliance with the financial covenants contained in the Company’s Credit Agreement. As a result, the Company believes that the matters raised by the staff have been considered in the MD&A for the second quarter of fiscal 2009 together with an outlook for the third quarter of fiscal 2009.

The Company has no goodwill or long-term intangible assets and, therefore, the provisions of SFAS No. 142 are not meaningful for the Company.

As described in the Company’s accounting policies, the Company considers the effects of significant events in the automotive industry on the carrying value of its long-lived assets pursuant to SFAS No. 144. The Company determined the recent events concerning GM and Chrysler to be possible triggering events and performed an impairment analysis of its long-lived assets as of April 30, 2009. As a result of such analysis, the Company recorded an asset impairment charge for the Company’s Liverpool Manufacturing Division during the second quarter of fiscal 2009. The results of the Company’s impairment analysis for other long-lived assets indicated that no further impairment charges were required as of that point in time.

Securities and Exchange Commission

September 23, 2009

12.	You indicate that plant utilization levels are very important to profitability because of the capital-intensive nature of these operations. At April 30, 2009, your facilities were operating at approximately 22% capacity, compared to 44.6% capacity at April 30, 2008. At October 31, 2008, your facilities were operating at approximately 42.8 % capacity, compared to 52.5% at October 31, 2007. It appears that your capacity is trending significantly lower when compared to the corresponding prior period as well as from October 31, 2008 to April 30, 2009. Please discuss the significance of this trend on results of operations as well as what management is doing with regards to this decreased capacity. Please also discuss the future outlook and the impact of this decreased capacity on your results of operations, financial condition and liquidity.

Response: The Company respectfully directs the staff to the Company’s response to comment 11. In the sections of MD&A entitled “Company’s Response to Current Economic Conditions Affecting the Automotive Industry” and “Liquidity and Capital Resources,” the Company discusses actions instituted to counteract the declines in production by our customers in an effort to control the Company’s variable costs.

Critical Accounting Policies, page 17

Impairment of Long-Lived Assets, page 19

13.	We note that you recognized an impairment charge of $1.6 million related to long-lived assets in the second quarter of fiscal 2009. In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please disclose the following:

•	How you determine when your long-lived assets should be tested for impairment and how frequently you evaluate for these types of events and circumstances;

•	How you group long-lived assets for impairment and your basis for that determination;

•	Sufficient information to enable a reader to understand what method you apply in estimating the fair value of your asset groups;

•

Expand your discussion of the significant estimates and assumptions used to determine fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;

•

If applicable, how the assumptions and methodologies used for valuing property, plant and equipment and intangible assets with definite useful lives in the current year have changed since the prior year, highlighting the impact of any changes; and

•	For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Securities and Exchange Commission

September 23, 2009

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that additional impairment or restructuring charges may be recorded.

Response: In future filings with the Commission, the Company will include disclosure similar to the following concerning its impairment analysis:

The Company has historically performed an annual impairment analysis of long-lived assets, which only includes property, plant and equipment since the Company has no intangible assets. However, when significant events which meet the definition of “triggering events” in the context of assessing asset impairments occur within the industry or within the Company’s primary customer base, such as at April 30, 2009 when General Motors and Chrysler were experiencing severe financial difficulties, an interim impairment analysis is performed. The analysis consists of reviewing the five year outlook for sales, profitability and cash flow for each of the Company’s manufacturing plants and for the Company overall. The five-year outlook also considers the historical profitability margins that had been achieved and the probability that such margins will be achieved in the forecast period. The five-year sales outlook considers known sales opportunities for which purchase orders exist, potential sales opportunities that are under development, third party forecasts of North American car builds (published by CSM Worldwide), and the potential sales that could result from new manufacturing process additions and lastly, strategic geographic localities that are important to servicing the automotive industry. All of this data is collected as part of our annual planning process and is updated with more current Company specific and industry data when an interim period impairment analysis is deemed necessary, as was the case at April 30, 2009. In conducting the impairment analysis, the Company incorporates a sensitivity analysis by probability weighting the achievement of the forecasted cash flows by plant and achievements of cash flows that are 20% greater and less than the forecasted amounts.

The property, plant and equipment included in the analysis for each plant represents factory facilities devoted to the Company’s manufacturing processes and the related equipment within each plant needed to perform and support those processes. The property, plant and equipment of each plant form each plant’s asset group and typically certain key assets in the group form the primary process at that plant that

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September 23, 2009

generates revenue and cash flow for that facility. Certain key assets have a life of ten to twelve years and the remainder of the assets in the asset group are shorter-lived assets that support the key processes. When the analysis indicates that estimated future undiscounted cash flows of a plant are less than the net carrying value of the long-lived assets of such plant, to the extent that the assets cannot be redeployed to another plant to generate positive cash flow, the Company will record an impairment charge, reducing the net carrying value of the fixed assets (exclusive of land and buildings, the fair value of which would be assessed through appraisals) to zero. Alternative courses of action to recover the carrying amount of the long-lived asset group are typically not considered due to the limited-use nature of the equipment and the full utilization of their useful life. Therefore, the equipment is of limited value in a used-equipment market. The depreciable lives of the Company’s fixed assets are generally consistent between years unless the assets are devoted to the manufacture of a customized automotive part and the equipment has limited reapplication opportunities. If the production of that part concludes earlier than expected, the asset life is shortened to totally amortize its remaining value over the shortened production period.

The assumptions and methodologies used for valuing property, plant and equipment with definite useful lives in the current year have not changed since the prior year. No asset groups had a carrying value that was close to the fair value with the exception of the Company’s plant in Saltillo, Mexico. In this case, the Company considers its Mexican plant to be a key location in its overall corporate strategy to service the automotive manufacturing industry in North America, which is growing in Mexico. The Company, therefore, believes that the carrying values of the assets in Mexico will be realized through obtaining additional new revenues in Mexico as the Company’s major customers expand further in that geographic region. Furthermore, maintaining a presence in Mexico is significant and essential to maintaining existing customer relationships and developing new customer relationships at the Company’s other plant locations due to the major automobile manufacturers placing emphasis on consolidation of their supplier base.

Liquidity and Capital Resources, page 16

14.

Your disclosures indicate that you are required to maintain several financial covenants, including minimum fixed charge coverage ratio of 2.50 to 1.00 and a maximum leverage ratio of 3.00 to 1.00. Please disclose here or elsewhere in the filing the specific terms of any additional material debt covenants in your credit agreements. For any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts / ratios as well as the actual amounts / ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts / ratios and the actual amounts / ratios. Please show the specific computations used to arrive at the actual amounts / ratios with corresponding

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September 23, 2009

reconciliations to US GAAP amounts, if necessary. See Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grade periods or any cross default provisions in your debt agreements.

Response: At the time of the submission of the second quarter 2009 Form 10-Q, the only material debt covenants in the Company’s Credit Agreement were the minimum fixed charge coverage ratio and maximum leverage ratio. The Company was in compliance with both covenants at April 30, 2009. The Company discusses in Note 2, “Liquidity,” the effect of the third quarter outlook for production, sales and profitability on the ability of the Company to continue to comply with these financial covenants and the effect on the Company’s liquidity.

In addition, in the Company’s third quarter 2009 Form 10-Q, the Company disclosed that it was not in compliance with its minimum fixed charge coverage ratio and maximum leverage ratio covenants, but that the inability of the Company to meet those covenants will not result in an event of default until November 30, 2009.

To allow investors to more easily understand the Company’s current ability to meet its financial covenants, in future filings with the Commission, the Company plans to expand the disclosure in the “Liquidity and Capital Resources” section of MD&A similar to the following:

We are subject to a number of restrictive covenants under our Credit Agreement, which could affect our flexibility to fund ongoing operations and strategic initiatives, and, if we are unable to maintain compliance with such covenants, could lead to significant challenges in meeting our liquidity requirements. Continued weak economic conditions could impact our financial performance, making it more challenging to comply with the covenants. At (month) (day), (year), we were in compliance with the covenants of the Credit Agreement.

These covenants are negotiated with the group of lenders. The covenants include requirements for a minimum fixed charge coverage ratio and maximum leverage ratio. Definitions of the covenants and our required performance can be found in the Credit Agreement and its amendments, each of which we have previously filed with the Securities and Exchange Commission. Our ability to meet these covenants is primarily driven by our net income, our total debt, and our interest payments. Our total debt is primarily driven by our net income before amortization, depreciation, and other noncash charges; our capital expenditures; our customers’ ability to make payments for purchases and the timing of such payments; and our ability to manage inventory and other working capital items. Our interest payments are driven by our total debt and external fees and interest rates.

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September 23, 2009

In addition, if it is reasonably likely that the Company will not be able to meet any material debt covenant, the Company will disclose in future filings the required amounts / ratios as well as the actual amounts / ratios as of each reporting date.

In connection with the Company’s responses to the staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned or Thomas J. Stecz, Corporate Controller at (330) 558-2600.

Sincerely,

Shiloh Industries, Inc.

/s/ Kevin Bagby
Kevin Bagby
Vice President Finance and Chief
Financial Officer